Exhibit 99.1

AutoNavi Announces Shareholders Vote to Approve Going Private Transaction

BEIJING, July 16, 2014 — AutoNavi Holdings Limited (the “Company” or “AutoNavi”) (Nasdaq: AMAP) announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “merger agreement”) dated April 11, 2014 by and among Alibaba Investment Limited (“Parent”), Ali ET Investment Holding Limited (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company as a wholly owned subsidiary of Parent after the merger (the “merger”), and to authorize and approve any and all transactions contemplated by the merger agreement, including the merger.

Approximately 98.9% of the Company’s total outstanding ordinary shares (including ordinary shares represented by the Company’s American depositary shares (“ADSs”)) and series A convertible preferred shares voted in person or by proxy were voted in favor of the proposal to authorize and approve the merger agreement and any and all transactions contemplated by the merger agreement, including the merger.

The parties currently expect to complete the merger in July 2014, subject to the satisfaction or waiver of the conditions set forth in the merger agreement.  Upon completion of the merger, the merger will result in the Company becoming a privately held company.  AutoNavi’s ADSs will no longer be listed on the Nasdaq Global Market, and the AutoNavi’s ADS program will terminate.  In addition, AutoNavi’s ADSs and ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the U.S. Securities Exchange Commission by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Investor Relations

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: ir@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

E-mail: amap@ogilvy.com